KUALA LUMPUR KEPONG BERHAD

(15043-V)

www.klk.com.my[redacted]

Our Ref : KLK/SE

07028016

6 November 2007

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	TITLE
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT. 1965
23 October 2007	Dato' Seri Lee Oi Hian
23 October 2007	Dato' Lee Hau Hian
23 October 2007	Yeoh Eng Khoon
25 October 2007	R. M. Alias
26 October 2007	Yeoh Eng Khoon
1 November 2007	Tan Sri Dato' Thong Yaw Hong
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
22 October 2007	Employees Provident Fund Board
23 October 2007	Di-Yi Sdn Bhd
23 October 2007	High Quest Holdings Sdn Bhd
23 October 2007	Wan Hin Investments Sdn Bhd & Group
23 October 2007	Dato' Seri Lee Oi Hian
23 October 2007	Dato' Lee Hau Hian
23 October 2007	Employees Provident Fund Board
25 October 2007	Employees Provident Fund Board
1 November 2007	Employees Provident Fund Board
2 November 2007	Employees Provident Fund Board

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

11/19

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\October 2007

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:24 PM**
Reference No **KL-071023-0DC31**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Seri Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	**14.700**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **72,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,326,527**
Indirect/deemed interest (%) : **46.89**
* Date of notice : **22/10/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:25 PM**
Reference No **KL-071023-0DC32**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	**14.700**

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**83,250**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,326,527**
Indirect/deemed interest (%)	:	**46.89**
* Date of notice	:	**22/10/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:21 PM**
Reference No **KL-071023-0DC2B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **12/10/2007**	* **5,000**	**13.600**
Disposed	**12/10/2007**	**10,000**	**13.700**
Disposed	**16/10/2007**	**5,000**	**14.500**
Disposed	**16/10/2007**	**10,000**	**14.500**

Circumstances by reason of which change has occurred	:	**Direct and Deemed Interest**
Nature of interest	:	**Direct and Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**335,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**3,058,500**
Indirect/deemed interest (%)	:	**0.29**
* Date of notice	:	**17/10/2007**

Remarks :
LSL

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/10/2007 03:26:20 PM**
Reference No **KL-071025-89734**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**R. M. Alias**
* Address	:	**7 Jalan 7/7D (Firus Empat), Seksyen 7 40000 Shah Alam, Selangor**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Others**	* **15/08/2007**	* **4,500**	

* Description of other type of change	:	**Deemed interest in child's shareholdings in the Company**
Circumstances by reason of which change has occurred	:	**Pursuant to the new Section 134(12)(c) of the Companies Act 1965 effective on 15/08/2007**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**337,500**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**4,500**
Indirect/deemed interest (%)	:	**0**
* Date of notice	:	**23/10/2007**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/10/2007 02:42:21 PM**
Reference No **KL-071026-4B3D0**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Yeoh Eng Khoon**
* Address	:	**5 Lorong Rani, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Others**	* **15/08/2007**	* **12,750**	
Others	**15/08/2007**	**135,000**	
Disposed	**12/10/2007**	**15,000**	**13.800**
Disposed	**16/10/2007**	**11,400**	**14.274**

* Description of other type of change	:	**Deemed interest in children's and spouse's shareholdings in the Company.**
Circumstances by reason of which change has occurred	:	**(i) Pursuant to the new Section 134(12)(c) of the Companies Act 1965 effective on 15/08/2007; and (ii) Disposal of the deemed shareholdings**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**335,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	**3,179,850**
Indirect/deemed interest (%)	:	**0.3**
* Date of notice	:	**24/10/2007**
Remarks	:	

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/11/2007 03:55:00 PM**
Reference No **KL-071101-B4FF4**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of director

*	Name	: **Tan Sri Dato' Thong Yaw Hong**
*	Address	: **90 Lorong Setiabistari 1, Bukit Damansara, 50490 Kuala Lumpur**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Others**	* **15/08/2007**	* **75,000**	

*	Description of other type of change	: **Deemed interest in spouse's shareholdings in the Company**
	Circumstances by reason of which change has occurred	: **Pursuant to the new Section 134(12)(c) of the Companies Act 1965 effective on 15/08/2007**
	Nature of interest	: **Indirect**
	Consideration (if any)	:
	Total no of securities after change	:
	Direct (units)	: **105,000**
	Direct (%)	: **0.01**
	Indirect/deemed interest (units)	: **75,000**
	Indirect/deemed interest (%)	: **0.01**
*	Date of notice	: **30/10/2007**

Remarks :
LSL

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **22/10/2007 11:34:30 AM**
Reference No **KL-071022-383BE**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

	Type of transaction	Date of change	No of securities	Price transacted (RM)
*	**Acquired**	* **11/10/2007**	* **39,500**	
	Acquired	**11/10/2007**	**113,400**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **93,895,500**
	Direct (%)	: **8.82**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **93,895,500**
*	Date of notice	: **12/10/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:22 PM**
Reference No **KL-071023-0DC2C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Di-Yi Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**174554-M**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**499,326,527**
Indirect/deemed interest (%)	:	**46.89**
* **Total no of securities after change**	:	**499,326,527**
* Date of notice	:	**22/10/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:22 PM**
Reference No **KL-071023-0DC2D**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **High Quest Holdings Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **178504-D**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **499,326,527**
Indirect/deemed interest (%) : **46.89**
* **Total no of securities after change** : **499,326,527**
* Date of notice : **22/10/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:23 PM**
Reference No **KL-071023-0DC2E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Direct Interest (Shares disposed in open market)**
* Nature of interest	:	**Direct**
Direct (units)	:	**3,425,000**
Direct (%)	:	**0.32**
Indirect/deemed interest (units)	:	**495,901,527**
Indirect/deemed interest (%)	:	**46.57**
* **Total no of securities after change**	:	**499,326,527**
* Date of notice	:	**22/10/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:23 PM**
Reference No **KL-071023-0DC2F**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Seri Lee Oi Hian**
* Address	:	**55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no.	:	**510207-08-5743**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	

* Circumstances by reason of which change has occurred	:	**Deemed Interest (Shares disposed in open market)**
* Nature of interest	:	**Indirect**
Direct (units)	:	**72,000**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**499,326,527**
Indirect/deemed interest (%)	:	**46.89**
* **Total no of securities after change**	:	**499,398,527**
* Date of notice	:	**22/10/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:24 PM**
Reference No **KL-071023-0DC30**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Hau Hian**
* Address : **2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no. : **531016-08-6041**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Wan Hin Investments Sdn Bhd,
No. 39 Persiaran Zarib 1,
Taman Pinji Mewah,
31500 Lahat.

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **100,000**	

* Circumstances by reason of which change has occurred : **Deemed Interest (Shares disposed in open market)**
* Nature of interest : **Indirect**
Direct (units) : **83,250**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **499,326,527**
Indirect/deemed interest (%) : **46.89**
* **Total no of securities after change** : **499,409,777**

* Date of notice : **22/10/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **23/10/2007 05:01:25 PM**
Reference No **KL-071023-0DC33**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **16/10/2007**	* **21,600**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **93,873,900**
Direct (%) : **8.81**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **93,873,900**

* Date of notice : **17/10/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **25/10/2007 03:26:20 PM**
Reference No **KL-071025-89733**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **18/10/2007**	* **67,600**	
Disposed	**19/10/2007**	**2,135,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **91,671,300**
Direct (%) : **8.61**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **91,671,300**

* Date of notice : **19/10/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **01/11/2007 03:55:00 PM**
Reference No **KL-071101-B4FF5**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/10/2007**	* **200**	
Disposed	**07/09/2007**	**100,000**	
Disposed	**12/09/2007**	**84,100**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **91,487,000**
Direct (%) : **8.59**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **91,487,000**

* Date of notice : **25/10/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/11/2007 03:52:01 PM**
Reference No **KL-071102-B0DA4**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **25/10/2007**	* **89,900**	
Acquired	**26/10/2007**	**1,200**	
Disposed	**26/10/2007**	**975,600**	
Disposed	**29/10/2007**	**103,700**	
Disposed	**29/10/2007**	**60,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **90,438,800**
Direct (%) : **8.49**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **90,438,800**

END

* Date of notice : **29/10/2007**

Remarks :